February 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oscar Health, Inc.

Registration Statement on Form S-1

Registration No. 333-252809

Acceleration Request

Requested Date: March 2, 2021

Requested Time: 4:00 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters, hereby join Oscar Health, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-252809) (the “Registration Statement”) to become effective on March 2, 2021, at 4:00 PM, Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By: /s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

Morgan Stanley & Co. LLC

By: /s/ Ashley MacNeil
Name: Ashley MacNeil
Title: Managing Director

cc:	Bruce L. Gottlieb, Oscar Health, Inc.

Harold Greenberg, Oscar Health, Inc.

Joseph C. Theis, Jr., Goodwin Procter LLP

Paul R. Rosie, Goodwin Procter LLP

Keith L. Halverstam, Latham & Watkins LLP

Peter N. Handrinos, Latham & Watkins LLP

[Signature Page to Acceleration Request]